Exhibit 5.1


FOR IMMEDIATE RELEASE
---------------------

THE BLACKSTONE GROUP          REPUBLIC ENGINEERED STEELS, INC.
MEDIA CONTACT:                MEDIA CONTACTS:
Stephen A. Schwarzman         Harold V. Kelly
President and CEO             Executive Vice President
(212) 836-9823                (330) 837-6340


                              Marian J. Carpenter
                              Director, Corporate Communications
                              (330) 837-6302
                              e-mail: marianc@repsteel.com


                              INVESTOR RELATIONS CONTACT:
                              John B. George
                              Treasurer
                              (330) 837-6491


                         REPUBLIC AGREES TO ACQUISITION
                         ------------------------------

MASSILLON, Ohio -- July 24, 1998 -- Republic Engineered Steels, Inc. (Nasdaq:

REPS), along with an affiliate of Blackstone Capital Partners II Merchant

Banking Fund L.P. and Veritas Capital Partners L.P., announced today that they have agreed to the acquisition of Republic by the Blackstone-Veritas affiliate for a cash price of $7.25 per share of Republic common stock.

      The acquisition of Republic will occur by means of a cash tender offer for all issued and outstanding shares, followed by a merger in which all remaining shares will be converted into the same cash consideration. Including acquired debt, the total purchase price is $420 million.





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      Following consummation of this transaction, Blackstone and Veritas intend to combine Republic with Bar Technologies, Inc. (known as BarTech), which they control. However, the proposed acquisition of Republic is not conditioned on combining Republic and BarTech.

      "Republic has made significant achievements in its nine-year history and acknowledges the contributions all of its constituents made to those successes.

Now, the potential acquisition of the Company by an affiliate of Blackstone and

Veritas can position Republic to move aggressively into the next century to satisfy the needs and demands of its customers," said Russell W. Maier, Chairman and Chief Executive Officer of Republic.

      David A. Stockman, Senior Managing Director of the Blackstone Group,

stated, "Following the transaction, our plan is to combine the best operations of both companies, invest substantial capital in new mills and upgraded facilities, and implement a constructive new relationship with the Steelworkers

Union -- including a new, five-year contract with improved wages, pensions and productivity practices. These elements will make Republic/BarTech a world-class

SBQ bar steel supplier with the best range of product and customer service in the marketplace."

      United Steelworkers of America President George Becker offered an enthusiastic endorsement of the proposed transaction. He said, "The Union looks forward to working with Blackstone/BarTech to create a world-class company. Our experience with them so far has been a very constructive one. Together, we have fashioned a new labor agreement which both fully recognizes the union's security and economic needs and gives the company the ability to be competitive on a global basis. The final decision on the new agreement


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obviously belongs to our members, but we are very hopeful that they will support this new beginning for their companies."

      Securities law requires the acquiring party to begin its tender offer for

Republic's stock no later than July 30, 1998. The transaction is subject to customary conditions, including financing, applicable regulatory clearances, and ratification by USWA-represented employees of a new collective bargaining agreement intended to be applicable to Republic and BarTech. The new collective bargaining agreement has been endorsed by the United Steelworkers.

      The Board of Directors of Republic has approved the merger agreement and recommended that Republic's stockholders accept the tender offer and approve and adopt the merger agreement. The Board of Directors was advised on the financial aspects of the transaction by Lazard Freres & Co. LLC.

      Republic Engineered Steels, Inc. is a leading domestic producer of carbon and alloy high-quality engineered bar, stainless, tool steels, and remelted specialty steels designed to meet the world's most demanding applications.

Headquartered in Massillon, Ohio, Republic has 10 plants located in Ohio,

Pennsylvania, Connecticut, Maryland, Indiana and Illinois and is one of the

leading recyclers in Ohio.

      Bar Technologies Inc. produces and markets hot rolled engineered and cold finished steel bar products direct to the automotive, machinery, industrial equipment, and tool industries, and to cold finished bar producers, independent forgers and steel service centers.

      The Blackstone Group was founded in 1985 by its current Chairman, Peter G.

Peterson and its current President and CEO, Stephen A. Schwarzman. In addition to
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sponsoring the largest private equity fund for corporate investments raised in

1997, The Blackstone Group is also a leader in real estate investing, as well as mergers and acquisitions and restructuring and reorganization advisory services,

and liquid alternative asset investing.

      Veritas Capital is a private investment fund founded by Robert B. McKeon in 1992.  Veritas and Blackstone have been partners in Bar Technologies, Inc.

since April 1996.